

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2013

Via E-mail
Brian Witherow
Chief Financial Officer
Cedar Fair, L.P.
One Cedar Point Drive
Sandusky, OH 44870

> **Re: Cedar Fair, L.P.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 2, 2013**
> **File No. 001-09444**

Dear Mr. Witherow:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1. Please revise to include all of the participant information required by Item 5(b) of Schedule 14A. Refer to the definition of participant in Instruction 3 to Item 4 of Schedule 14A.

Proposal One. Election of Directors, page 3

2. Please revise to state whether each nominee has consented to being named in the proxy statement and to serve if elected.

3. We note the registrant reserves the right to vote for unidentified substitute nominees. Please confirm for us that should the registrant nominate substitute nominees before the

meeting, the registrant will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

4. Please revise to identify the unitholder who intends to make a nomination at the meeting. Please include a background section that describes any contacts with the unitholder and how the Board or management responded to contacts made by the unitholder and the material details of any discussions or correspondence.

Proposal Three. Advisory Vote on Our Named Executive Officer Compensation, page 7

5. Please revise to disclose that the registrant is providing the vote as required pursuant to section 14A of the Exchange Act and when the next shareholder advisory vote will occur. Refer to Item 24 of Schedule 14A.

Expenses of Solicitation of Proxies, page 55

6. We note that directors, officers and employees may solicit unitholders. Please revise to describe the methods of solicitation. Refer to Item 4(b)(1) of Schedule 14A. In addition, please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

7. Please state the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with the solicitation of security holders. Refer to Item 4(b)(4) of Schedule 14A and Instruction 1 to Item 4 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3411 with any questions you may have.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions